                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO___________)*

                               USDATA Corporation
                               ------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   917294 10 0
                                   -----------
                                 (CUSIP Number)

                          Diana Wechsler Kerekes, Esq.
                800 The Safeguard Building, 435 Devon Park Drive
                              Wayne, PA 19087-1945
                                 (610) 293-0600
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 12, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 917294 10 0

1        NAME OF REPORTING PERSON
                  Safeguard Scientifics, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  23-1609753

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  / /
                                                                     (b)  / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Pennsylvania

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                               -0-
BENEFICIALLY
OWNED BY                            8       SHARED VOTING POWER
EACH                                                 10,442,579
REPORTING
PERSON WITH                         9       SOLE DISPOSITIVE POWER
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER
                                                     10,442,579

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  10,442,579

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /x/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  53.83%

14       TYPE OF REPORTING PERSON
                  CO

* Excludes an aggregate of 250,927 shares of common stock held by certain executive officers and directors of Safeguard Scientifics, Inc. and 501(c)(3) foundations controlled by them. Safeguard Scientifics, Inc. disclaims beneficial ownership of such shares. Also excludes exercisable options to purchase 18,000 shares of common stock held by Jack Messman, a director of Safeguard Scientifics, Inc., of which Safeguard Scientifics, Inc. disclaims beneficial ownership.

CUSIP No. 917294 10 0

1        NAME OF REPORTING PERSON
                  Safeguard Delaware, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  52-2081181

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  / /
                                                                     (b)  / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                               -0-
BENEFICIALLY
OWNED BY                            8       SHARED VOTING POWER
EACH                                                 7,042,498
REPORTING
PERSON                              9       SOLE DISPOSITIVE POWER
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER
                                                     7,042,498

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,042,498

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  36.30%

14       TYPE OF REPORTING PERSON
                  CO

CUSIP No. 917294 10 0

1        NAME OF REPORTING PERSON
                  Safeguard Scientifics (Delaware), Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  51-0291171

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  / /
                                                                     (b)  / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                               -0-
BENEFICIALLY
OWNED BY                            8       SHARED VOTING POWER
EACH                                                 3,400,081
REPORTING
PERSON                              9       SOLE DISPOSITIVE POWER
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER
                                                     3,400,081

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,400,081

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.33%

14       TYPE OF REPORTING PERSON
                  CO

CUSIP No. 917294 10 0

1        NAME OF REPORTING PERSON
                  Safeguard 2000 Capital, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  23-3026167

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  / /
                                                                    (b)  / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                               -0-
BENEFICIALLY
OWNED BY                            8       SHARED VOTING POWER
EACH                                                 -0-
REPORTING
PERSON                              9       SOLE DISPOSITIVE POWER
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER
                                                     -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  -0-

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0%

14       TYPE OF REPORTING PERSON
                  PN

CUSIP No. 917294 10 0

1        NAME OF REPORTING PERSON
                  Safeguard Fund Management, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  23-3045546

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  / /
                                                                    (b)  / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                               -0-
BENEFICIALLY
OWNED BY                            8       SHARED VOTING POWER
EACH                                                 2,175,703
REPORTING
PERSON                              9       SOLE DISPOSITIVE POWER
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER
                                                     2,175,703

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,175,703

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  13.48%

14       TYPE OF REPORTING PERSON
                  CO

ITEM 1.           SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $0.01 par value per share, of USDATA Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2435 North Central Expressway, Richardson, TX 75080-2722. According to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, the number of shares of the Company's common stock, $.01 par value, outstanding as of July 31, 2000,was 13,974,596.

ITEM 2.           IDENTITY AND BACKGROUND

(a) - (c) This Schedule 13D is being filed by Safeguard Scientifics, Inc. ("Safeguard"), Safeguard Delaware, Inc. ("SDI"), Safeguard Scientifics (Delaware), Inc. ("SSD"), Safeguard 2000 Capital L.P. ("Safeguard 2000"), and Safeguard Fund Management, Inc. ("SFMI") (collectively, the "Reporting Persons" and, individually, a "Reporting Person"). Safeguard is a leader in developing and operating premier Internet Infrastructure companies. SSD and SDI are wholly owned subsidiaries of Safeguard. SFMI is a wholly owned subsidiary of SDI. SDI is the general partner of Safeguard 2000, a limited partnership organized under the laws of Delaware, and has sole voting and dispositive power over the securities owned by Safeguard 2000. SFMI is the sole general partner of Safeguard Fund Management, L.P., a Delaware limited partnership which is the sole general partner of SCP Management II, L.P., the general partner of SCP Private Equity II General Partner, L.P., the general partner of SCP Private Equity Partners II, L.P. SFMI holds a membership interest in SCP Private Equity II, LLC, the investment manager of SCP Private Equity Partners II, L.P. ("SCP"). SFMI shares voting and dispositive power over the securities owned by SCP. Set forth in Schedule I annexed hereto are the name, identity and background of each Reporting Person and set forth in Schedules II, III, IV and V are the information required by Item 2 of Schedule 13D about the identity and background of each Reporting Person's directors, executive officers and controlling persons, if any.

(d) and (e) During the past five years, no Reporting Person nor, to the best of each Reporting Person's knowledge, no person named in Schedules II through V to this Schedule 13D, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the terms of the Securities Purchase Agreement dated September 12, 2000 among eMake Corporation, the Company, Safeguard 2000 and SCP, Safeguard 2000 and SCP each acquired 5,300,000 shares of Series A Preferred Stock of eMake Corporation for an aggregate purchase price by each entity of $13,250,000. Each share of Series A Preferred Stock of eMake Corporation is potentially convertible into 0.025 shares of Series B Preferred Stock of the Company pursuant to the terms of the Exchange Agreement dated September 12, 2000. Safeguard 2000 and SCP also each received a warrant to purchase additional shares of Series A Preferred Stock at a per share exercise price of $0.01. The number of shares for which the warrants may be exercised is based on performance criteria for eMake's software products as of June 30, 2001. The funds used in making such purchases came from the committed capital of each limited partnership.

On August 6, 1999, SDI purchased 50,000 shares of Series A Preferred Stock of the Company for a purchase price of $5,000,000. SDI paid the purchase price from its existing working capital.

ITEM 4.           PURPOSE OF TRANSACTION

The shares were acquired pursuant to the Securities Purchase Agreement described in Item 3 of this statement on Schedule 13D.

SCP entered into the above mentioned transaction to acquire the shares for investment purposes. Safeguard acquired the shares as part of its operating strategy to integrate its partner companies into a collaborative network that leverages its collective knowledge and resources. With the goal of holding its partner company interests for the long term, Safeguard uses these collective resources to actively develop the business strategies, operations and management teams of the Company and its other partner companies. Safeguard intends to review, from time to time, its interest in the Company's business, financial condition, results of operations and prospects, economic and industry conditions, as well as other developments and other acquisition opportunities. Based upon these considerations, Safeguard may seek to acquire additional shares of common stock of the Company on the open market or in privately negotiated transactions, or to dispose of all of a portion of its shares of the Company.

Safeguard has a strategic relationship with the Company and, accordingly, one representative of Safeguard is currently a member of the Board of Directors of the Company. Safeguard anticipates that this strategic relationship will continue. SCP has the right to propose one director for election to the Company's board and the Company's management has agreed to nominate the proposed director. This right continues as long as SCP owns at least 5% of the outstanding common stock of the Company (on an as-converted basis).

Other than as set forth in Item 3 or Item 4 of this statement on Schedule 13D, each Reporting Person currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by each Reporting Person. Except as otherwise noted, each person listed has sole voting and dispositive power over all shares listed opposite its name. Any of the aforementioned persons whose names do not appear in the table below do not, to the best of each Reporting Person's knowledge, beneficially own any shares of the Company.

Unless otherwise indicated in Schedule VI annexed hereto, no Reporting Person or director or executive officer of a Reporting Person listed on Schedules II through V annexed hereto has consummated any transaction in the Company's shares during the past sixty days other than as set forth herein.

                                                        Beneficial Ownership
                                                        --------------------
                                                Number of                   Percentage
                                                  Shares                    of Total(1)
                                                ----------                --------------
Safeguard Scientifics, Inc. (2)                 10,442,579                    53.83%
Safeguard Delaware, Inc.                         7,042,498                    36.30%
Safeguard Scientifics (Delaware), Inc.           3,400,081                    24.33%
Safeguard Fund Management, Inc.                  2,175,703                    13.48%
Safeguard 2000 Capital L.P.                              0                     0.00%

(1) Calculations based upon 13,974,596 shares outstanding on July 31, 2000 and assumes, where applicable, the conversion of the Series A Preferred Stock into 1,075,268 shares and the conversion of the Series B Preferred Stock (that may potentially be issued upon the exchange of shares of Series A Preferred Stock of eMake Corporation) into 4,351,406 shares.
(2) Includes the 7,042,498 shares beneficially owned by Safeguard Delaware, Inc., the 3,400,081 shares beneficially owned by Safeguard Scientifics (Delaware), Inc., and the 2,175,703 shares beneficially owned by Safeguard Fund Management, Inc. Safeguard is the sole stockholder of each of SDI and SSD, and SDI is the sole stockholder of SFMI. Safeguard and each of SDI, SSD, and SFMI have reported that Safeguard, together with each of SDI, SSD and SFMI, respectively, have shared voting and dispositive power with respect to the shares beneficially owned by each of SDI, SSD and SFMI, respectively, and SDI and SFMI have reported that SDI, together with SFMI, has shared voting and dispositive power with respect to the shares beneficially owned by SFMI. Excludes an aggregate of 250,927 shares of common stock held by certain executive officers and directors of Safeguard Scientifics, Inc. and 501(c)(3) foundations controlled by them. Safeguard Scientifics, Inc. disclaims beneficial ownership of such shares. Also excludes exercisable options to purchase 18,000 shares of common stock held by Jack Messman, a director of Safeguard Scientifics, Inc., of which Safeguard Scientifics, Inc. disclaims beneficial ownership.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 of this statement on Schedule 13D, to each Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.         DESCRIPTION
-----------         -----------
99.1                Securities Purchase Agreement dated as of September 12, 2000
99.2                Exchange Agreement dated as of September 12, 2000

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this schedule is true, complete and correct.

Date:  September 20, 2000              Safeguard Scientifics, Inc.

                                       By:      /s/ James A. Ounsworth
                                           ------------------------------------
                                            James A. Ounsworth
                                            Sr. Vice President, General Counsel
                                            and Secretary

Date:  September 20, 2000              Safeguard Delaware, Inc.

                                       By:      /s/ James A. Ounsworth
                                           ------------------------------------
                                            James A. Ounsworth
                                            Vice President and Secretary


Date:  September 20, 2000              Safeguard Scientifics (Delaware), Inc.

                                       By:      /s/ James A. Ounsworth
                                           ------------------------------------
                                            James A. Ounsworth
                                            Vice President and Secretary

Date:  September 20, 2000              Safeguard Fund Management, Inc.

                                       By:      /s/ James A. Ounsworth
                                           ------------------------------------
                                            James A. Ounsworth
                                            Vice President and Secretary

Date:  September 20, 2000              Safeguard 2000 Capital L.P.
                                       By: Safeguard Delaware, Inc.
                                       Its: General Partner

                                         By:    /s/ James A. Ounsworth
                                           ------------------------------------
                                            James A. Ounsworth
                                            Vice President and Secretary

                                   SCHEDULE I

1.       Safeguard Scientifics, Inc.

         Safeguard Scientifics, Inc., a Pennsylvania corporation ("Safeguard"), owns all of the outstanding capital stock of Safeguard Delaware, Inc., a Delaware corporation ("SDI"), and Safeguard Scientifics (Delaware), Inc., a Delaware corporation ("SSD"). Safeguard has an address at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087-1945. Safeguard is a leader in developing and operating premier Internet Infrastructure companies. See Schedule II with respect to the executive officers and directors of Safeguard as of the date of this Schedule 13D.

2.       Safeguard Delaware, Inc.

         SDI is a wholly owned subsidiary of Safeguard. SDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. SDI is the general partner of Safeguard 2000 Capital L.P. ("Safeguard 2000"), a Delaware limited partnership, and owns all of the outstanding capital stock of Safeguard Fund Management, Inc., a Delaware corporation ("SFMI"). Schedule III provides information about the executive officers and directors of SDI as of the date of this Schedule 13D.

3.       Safeguard Scientifics (Delaware), Inc.

         SSD is a wholly owned subsidiary of Safeguard. SSD is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. Schedule IV provides information about the executive officers and directors of SSD as of the date of this
         Schedule 13D.

4.       Safeguard Fund Management, Inc.

         SFMI is a wholly owned subsidiary of SDI. SFMI is the sole general partner of Safeguard Fund Management, L.P., a Delaware limited partnership which is the sole general partner of SCP Management II, L.P., the general partner of SCP Private Equity II General Partner, L.P., the general partner of SCP Private Equity Partners II, L.P. SFMI holds a membership interest in SCP Private Equity II, LLC, the investment manager of SCP Private Equity Partners II, L.P. ("SCP"). SFMI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. Schedule V provides information about the executive officers and directors of SFMI as of the date of this Schedule 13D.

5.       Safeguard 2000 Capital L.P.

         Safeguard 2000 is a Delaware limited partnership with a principal place of business at 1013 Centre Road, Suite 350, Wilmington, DE 19095.

                                   SCHEDULE II
         DIRECTORS AND EXECUTIVE OFFICERS OF SAFEGUARD SCIENTIFICS, INC.

Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of Safeguard Scientifics, Inc.

              Name                            Present Principal Employment                    Business Address
              ----                            ----------------------------                    ----------------
EXECUTIVE OFFICERS*

Warren V. Musser                   Chairman of the Board and  Chief Executive Officer  Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Harry Wallaesa                     President and Chief Operating Officer               Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Jerry L. Johnson                   Executive Vice President, Operations                Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Stephen J. Andriole                Sr. Vice President and Chief Technology Officer     Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Gerald A. Blitstein                Sr. Vice President and Chief Financial Officer      Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Michael G. Bolton                  Sr. Vice President                                  Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

John K. Halvey                     Sr. Vice President                                  Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

N. Jeffrey Klauder                 Sr. Vice President                                  Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Thomas C. Lynch                    Sr. Vice President                                  Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

James A. Ounsworth                 Sr. Vice President, General Counsel and Secretary   Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

DIRECTORS*
Vincent G. Bell Jr.                President and Chief Executive Officer, Verus        Verus Corporation
                                   Corporation                                         5 Radnor Corporate Center
                                                                                       Suite 520
                                                                                       Radnor, PA 19087

Walter W. Buckley III              President & CEO, Internet Capital                   Internet Capital Group
                                   Group, Inc.                                         435 Devon Park Drive
                                                                                       Building 600
                                                                                       Wayne, PA 19087

Robert A. Fox                      President, R.A.F. Industries                        R.A.F. Industries
                                                                                       One Pitcairn Pl, Suite 2100
                                                                                       165 Township Line Road
                                                                                       Jenkintown, PA 19046-3593

Robert E. Keith Jr.                Managing Director of TL Ventures and President      TL Ventures
                                   and CEO, Technology Leaders Management, Inc.        700 Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Michael Emmi                       Chairman, President and CEO, Systems & Computer     Systems & Computer
                                                                                       Technology Corporation
                                   Technology Corporation                              4 Country View Road
                                                                                       Malvern, PA 19355

Jack L. Messman                    President and CEO, Cambridge Technology             Cambridge Technology
                                   Partners                                            Partners (Massachusetts), Inc.
                                                                                       8 Cambridge Center
                                                                                       Cambridge, MA 02142

Warren V. Musser                   (Same as above)                                     (Same as above)

Russell E. Palmer                  Chairman and CEO, The Palmer Group                  The Palmer Group
                                                                                       3600 Market Street
                                                                                       Suite 530
                                                                                       Philadelphia, PA 19104

John W. Poduska Sr.                Chairman of the Board, Advanced Visual Systems,     Advanced Visual Systems, Inc.
                                   Inc.                                                300 Fifth Avenue
                                                                                       Waltham, MA 02154

Heinz Schimmelbusch                President, Safeguard International Group, Inc.,     Safeguard International
                                   Chairman, Allied Resource Corporation, Chairman,    Group, Inc.
                                   Metallurg, Inc. and Managing Director, Safeguard    800 The Safeguard Building
                                   International Fund, L.P.                            435 Devon Park Drive
                                                                                       Wayne, PA 19087

Hubert J.P. Schoemaker             Chairman of the Board and CEO, Neuronyx, Inc.       Neuronyx, Inc.
                                                                                       200 Great Valley Parkway
                                                                                       Malvern, PA 19355

Harry Wallaesa                     (Same as above)                                     (Same as above)

Carl J. Yankowski                  President and CEO, Palm Computing, Inc.             Palm Computing, Inc.
                                                                                       5400 Bayfront Plaza,
                                                                                       MS9208
                                                                                       Santa Clara, CA 95054

* All Executive Officers and Directors are U.S. citizens, except Heinz Schimmelbusch, who is a citizen of Austria, and Hubert J.P. Schoemaker, who is a citizen of the Netherlands.

                                  SCHEDULE III
          DIRECTORS AND EXECUTIVE OFFICERS OF SAFEGUARD DELAWARE, INC.

Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of Safeguard Delaware, Inc.


              Name                            Present Principal Employment                    Business Address
              ----                            ----------------------------                    ----------------
EXECUTIVE OFFICERS*

Harry Wallaesa                     President and CEO, Safeguard Scientifics, Inc.,     Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                   President, Safeguard Delaware, Inc.                 435 Devon Park Drive
                                                                                       Wayne, PA 19087

Jerry L. Johnson                   Executive Vice President, Operations, Safeguard     Safeguard Scientifics, Inc.
                                   Scientifics, Inc.                                   800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                   Vice President, Safeguard Delaware, Inc.            Wayne, PA 19087

Stephen J. Andriole                Sr. Vice President and Chief Technology Officer,    Safeguard Scientifics, Inc.
                                   Safeguard Scientifics, Inc.                         800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                   Vice President, Safeguard Delaware, Inc.            Wayne, PA 19087

Gerald A. Blitstein                Sr. Vice President and CFO, Safeguard               Safeguard Scientifics, Inc.
                                   Scientifics, Inc.                                   800 The Safeguard Building
                                   Vice President and Treasurer, Safeguard Delaware,   435 Devon Park Drive
                                   Inc.                                                Wayne, PA 19087

Michael G. Bolton                  Sr. Vice President, Safeguard Scientifics, Inc.     Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                   Vice President, Safeguard Delaware, Inc.            435 Devon Park Drive
                                                                                       Wayne, PA 19087

John K. Halvey                     Sr. Vice President, Safeguard Scientifics, Inc.     Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                   Vice President, Safeguard Delaware, Inc.            435 Devon Park Drive
                                                                                       Wayne, PA 19087

N. Jeffrey Klauder                 Sr. Vice President                                  Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                   Vice President and Assistant Secretary, Safeguard   435 Devon Park Drive
                                   Delaware, Inc.                                      Wayne, PA 19087

James A. Ounsworth                 Sr. Vice President, General Counsel and             Safeguard Scientifics, Inc.
                                   Secretary, Safeguard Scientifics, Inc.              800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                   Vice President and Secretary, Safeguard Delaware,   Wayne, PA 19087
                                   Inc.

DIRECTORS*

James A. Ounsworth                 (Same as above)                                     (Same as above)

*  All Executive Officers and Directors are U.S. Citizens.

                                   SCHEDULE IV
   DIRECTORS AND EXECUTIVE OFFICERS OF SAFEGUARD SCIENTIFICS (DELAWARE), INC.

Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of Safeguard Scientifics (Delaware), Inc.

              Name                            Present Principal Employment                    Business Address
              ----                            ----------------------------                    ----------------
EXECUTIVE OFFICERS*

Harry Wallaesa                     President and CEO, Safeguard Scientifics, Inc.,     Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                   President, Safeguard Scientifics (Delaware), Inc.   435 Devon Park Drive
                                                                                       Wayne, PA 19087

Jerry L. Johnson                   Executive Vice President, Operations, Safeguard     Safeguard Scientifics, Inc.
                                   Scientifics, Inc.                                   800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                   Vice President, Safeguard Scientifics (Delaware),   Wayne, PA 19087
                                   Inc.

Stephen J. Andriole                Sr. Vice President and Chief Technology Officer,    Safeguard Scientifics, Inc.
                                   Safeguard Scientifics, Inc.                         800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                   Vice President, Safeguard Scientifics (Delaware),   Wayne, PA 19087
                                   Inc.

Gerald A. Blitstein                Sr. Vice President and CFO, Safeguard               Safeguard Scientifics, Inc.
                                   Scientifics, Inc.                                   800 The Safeguard Building
                                   Vice President and Treasurer, Safeguard             435 Devon Park Drive
                                   Scientifics (Delaware), Inc.                        Wayne, PA 19087

Michael G. Bolton                  Sr. Vice President, Safeguard Scientifics, Inc.     Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                   Vice President, Safeguard Scientifics (Delaware),   435 Devon Park Drive
                                   Inc.                                                Wayne, PA 19087

John K. Halvey                     Sr. Vice President, Safeguard Scientifics, Inc.     Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                   Vice President, Safeguard Scientifics (Delaware),   435 Devon Park Drive
                                   Inc.                                                Wayne, PA 19087

N. Jeffrey Klauder                 Sr. Vice President                                  Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                   Vice President and Assistant Secretary, Safeguard   435 Devon Park Drive
                                   Scientifics (Delaware), Inc.                        Wayne, PA 19087

James A. Ounsworth                 Sr. Vice President, General Counsel and             Safeguard Scientifics, Inc.
                                   Secretary, Safeguard Scientifics, Inc.              800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                   Vice President and Secretary, Safeguard             Wayne, PA 19087
                                   Scientifics (Delaware), Inc.

DIRECTORS*

James A. Ounsworth                 (Same as above)                                     (Same as above)

*  All Executive Officers and Directors are U.S. Citizens.

                                   SCHEDULE V
       DIRECTORS AND EXECUTIVE OFFICERS OF SAFEGUARD FUND MANAGEMENT, INC.

Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of Safeguard Fund Management, Inc.

              Name                            Present Principal Employment                    Business Address
              ----                            ----------------------------                    ----------------
EXECUTIVE OFFICERS*

Warren V. Musser                   Chairman of the Board and  Chief Executive          Safeguard Scientifics, Inc.
                                   Officer, Safeguard Scientifics, Inc.                800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                   Chairman of the Board and Chief Executive           Wayne, PA 19087
                                   Officer, Safeguard Fund Management, Inc.

Harry Wallaesa                     President and CEO, Safeguard Scientifics, Inc.,     Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                   President, Safeguard Fund Management, Inc.          435 Devon Park Drive
                                                                                       Wayne, PA 19087

Jerry L. Johnson                   Executive Vice President, Operations, Safeguard     Safeguard Scientifics, Inc.
                                   Scientifics, Inc.                                   800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                   Vice President, Safeguard Fund Management, Inc.     Wayne, PA 19087

Stephen J. Andriole                Sr. Vice President and Chief Technology Officer,    Safeguard Scientifics, Inc.
                                   Safeguard Scientifics, Inc.                         800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                   Vice President, Safeguard Fund Management, Inc.     Wayne, PA 19087

Gerald A. Blitstein                Sr. Vice President and CFO, Safeguard               Safeguard Scientifics, Inc.
                                   Scientifics, Inc.                                   800 The Safeguard Building
                                   Vice President and Treasurer, Safeguard Fund        435 Devon Park Drive
                                   Management, Inc.                                    Wayne, PA 19087

Michael G. Bolton                  Sr. Vice President, Safeguard Scientifics, Inc.     Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                   Vice President, Safeguard Fund Management, Inc.     435 Devon Park Drive
                                                                                       Wayne, PA 19087

John K. Halvey                     Sr. Vice President, Safeguard Scientifics, Inc.     Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                   Vice President, Safeguard Fund Management, Inc.     435 Devon Park Drive
                                                                                       Wayne, PA 19087

N. Jeffrey Klauder                 Sr. Vice President                                  Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                   Vice President and Assistant Secretary, Safeguard   435 Devon Park Drive
                                   Fund Management, Inc.                               Wayne, PA 19087

James A. Ounsworth                 Sr. Vice President, General Counsel and             Safeguard Scientifics, Inc.
                                   Secretary, Safeguard Scientifics, Inc.              800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                   Vice President and Secretary, Safeguard Fund        Wayne, PA 19087
                                   Management, Inc.

DIRECTORS*

James A. Ounsworth                 (Same as above)                                     (Same as above)

*  All Executive Officers and Directors are U.S. Citizens.

                                   SCHEDULE VI

All of the following transactions were effected by the executive officers and directors of the Reporting Persons listed below, in brokers' transactions in the Nasdaq National Market.

Name                       Transaction Date          Type of Transaction        Shares           Price Per Share
----                       ----------------          -------------------        ------           ---------------

                                  EXHIBIT INDEX

EXHIBIT NO.        DESCRIPTION
-----------        -----------

99.1               Securities Purchase Agreement dated as of September 12, 2000

99.2               Exchange Agreement dated as of September 12, 2000